SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

(Amendment No. 4)

Pemco Aviation Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

706444106

(CUSIP Number)

David L. Babson & Company Inc.

1500 Main Street, Suite 2800

Springfield, MA 01115

(413)-226-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: .

(Continued on the following pages)

Page 1 of 14 Pages

SCHEDULE 13D
CUSIP No. 706444106	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David L. Babson & Company Inc., IRS ID # 04-1054788 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,000,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,000,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14	TYPE OF REPORTING PERSON* IA

(1) David L. Babson & Company Inc. serves as investment adviser to, inter alia, Massachusetts Mutual Life Insurance Company, a Massachusetts mutual life insurance company, which is the registered holder of 753,448 of the shares reported as beneficially owned by David L. Babson & Company Inc, Tower Square Capital Partners, L.P., a Delaware limited partnership, which is the registered holder of 92,900 of the shares reported as beneficially owned by David L. Babson & Company Inc, and to TSCP Selective, L.P., a Delaware limited partnership, which owns 3,652 of the shares reported as beneficially owned by David L. Babson & Company Inc, and as investment sub-advisor to, inter alia, MassMutual High Yield Partners II, LLC, a Delaware limited liability company, which is the registered holder of 150,000 of the shares reported as beneficially owned by David L. Babson & Company Inc.

(2) Based on 3,786,599 shares of Pemco common stock outstanding as of October 31, 2002, as reported in Pemco's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 7, 2002, and computed in accordance with rule 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 706444106	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Massachusetts Mutual Life Insurance Company, IRS ID # 04-1590850 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,000,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,000,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14	TYPE OF REPORTING PERSON* IC; IA

(1) Massachusetts Mutual Life Insurance Company, a Massachusetts mutual life insurance company, which is the registered holder of 753,448 of the shares reported as beneficially owned by it, serves as investment advisor to, inter alia, MassMutual High Yield Partners II, LLC, a Delaware limited liability company, which is the registered holder of 150,000 of the shares reported as beneficially owned by Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company owns approximately 82.5% of the limited partnership interests in Tower Square Capital Partners, L.P., a Delaware limited partnership, which is the registered holder of 92,900 of the shares reported as beneficially owned by Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company does not own any interest in TSCP Selective, L.P., a Delaware limited partnership, which owns 3,652 of the shares reported as beneficially owned by Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company is the indirect parent of David L. Babson & Company Inc., which serves as the investment adviser to Tower Square Capital Partners, L.P. and TSCP Selective, L.P.

(2) Based on 3,786,599 shares of Pemco common stock outstanding as of October 31, 2002, as reported in Pemco's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 7, 2002, and computed in accordance with rule 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 706444106	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MassMutual High Yield Partners II, LLC, IRS ID # 04-3325219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 150,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 150,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(1)
14	TYPE OF REPORTING PERSON* OO

(1) Based on 3,786,599 shares of Pemco common stock outstanding as of October 31, 2002, as reported in Pemco's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 7, 2002, and computed in accordance with Rule 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 706444106	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tower Square Capital Partners, L.P., (APPLIED FOR IRS IDENTIFICATION NUMBER)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 92,900 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 92,900 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,900 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%(1)
14	TYPE OF REPORTING PERSON* OO

(1) Based on 3,786,599 shares of Pemco common stock outstanding as of October 31, 2002, as reported in Pemco's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 7, 2002, and computed in accordance with Rule 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 706444106	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TSCP Selective, L.P., (APPLIED FOR IRS IDENTIFICATION NUMBER)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,652 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,652 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,652 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .09%(1)
14	TYPE OF REPORTING PERSON* OO

(1) Based on 3,786,599 shares of Pemco common stock outstanding as of October 31, 2002, as reported in Pemco's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 7, 2002, and computed in accordance with Rule 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation ("Pemco"), is being filed on behalf of David L. Babson & Company Inc., Massachusetts Mutual Life Insurance Company and MassMutual High Yield Partners II, LLC to amend the Schedule 13D filed jointly on behalf of those persons and certain other persons with the SEC on September 17, 1999, as amended by Amendment No. 1 thereto filed with the SEC on November 8, 2000, Amendment No.2 thereto filed with the SEC on November 20, 2000 and Amendment No.3 thereto filed with the SEC on March 28, 2002 (together, the "Schedule 13D"). Said Amendment No. 3 added David L. Babson & Company Inc. as a party and included as an exhibit a termination of the joint filing agreement under which the Schedule 13D and Amendment Nos. 1 through 3 were filed. This amendment adds two additional persons, Tower Square Capital Partners, L.P. and TSCP Selective, L.P., in respect of whom this represents an initial Schedule 13D, pursuant to a new joint filing agreement attached hereto as an exhibit. Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.

Item 1. Security and Issuer.

The information in Item 1 is hereby amended and restated as follows:

This statement relates to the beneficial ownership of 1,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Pemco. The principal executive offices of Pemco are located at 1943 North 50th Street, Birmingham, Alabama 35212.

Item 2. Identify and Background.

The information in Item 2 is hereby amended and restated as follows:

(a), (b), (c) and (f) This Statement on Schedule 13D is being filed by David L. Babson & Company Inc., a Massachusetts corporation ("Babson"), Massachusetts Mutual Life Insurance Company, a Massachusetts mutual life insurance company ("MassMutual Life"), MassMutual High Yield Partners II, LLC, a Delaware limited liability company ("MassMutual High Yield"), Tower Square Capital Partners Limited, L.P., a Delaware limited partnership ("Tower Square"), and TSCP Selective, L.P., a Delaware limited partnership ("TSCP"). Babson, MassMutual Life, MassMutual High Yield, Tower Square and TSCP (together, the "Reporting Persons") are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Babson is a registered investment adviser and indirect majority-owned subsidiary of MassMutual Life, and provides investment advice to, inter alia, MassMutual Life and to MassMutual High Yield, as sub-advisor appointed by MassMutual. Babson's offices are located at 1500 Main Street, Springfield, Massachusetts 01115.

MassMutual Life is a Massachusetts mutual life insurance company and registered investment adviser. Its offices are located at 1295 State Street, Springfield, Massachusetts 01111-0001.

MassMutual High Yield is a private investment fund which invests in high yield securities, syndicated bank loans and other investments. Its offices are located at 1500 Main Street, Springfield, Massachusetts 01115.

Tower Square is a private investment fund which invests in private placements, loans, high yield securities and equity investments. Its offices are located at 1500 Main Street, Springfield, Massachusetts 01115.

TSCP is a private investment fund which invests in private placements, loans, high yield securities and equity investments. Its offices are located at 1500 Main Street, Springfield, Massachusetts 01115.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended and restated as follows:

On September 7, 1999, Matthew L Gold ("Mr. Gold") and TMG Fund LLP, a Colorado limited liability partnership that is wholly owned by Mr. Gold, sold 800,000 shares and 200,000 shares, respectively, of Common Stock to MassMutual Life, MassMutual High Yield , and certain other investors. This sale was pursuant to a Stock Purchase Agreement dated the same date (the "1999 Stock Purchase Agreement"). The purchase price for these shares was $10,000,000 (or $10 per share). The purchases were consummated using personal funds and working capital of the respective Reporting Persons.

On November 6, 2002, Mr. Gold sold 700,000 shares of Common Stock to MassMutual Life, Tower Square and TSCP. This sale was pursuant to a Stock Purchase Agreement dated the same date (the "2002 Stock Purchase Agreement"). The purchase price for these shares was $14,500,000 (or $20.71 per share). The purchases were consummated using personal funds and working capital of the respective Reporting Persons.

Item 4. Purposes of Transaction

The information in Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the Pemco Common Stock for investment purposes. They intend to monitor and evaluate the investment on a continuing basis. Except as set forth herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters,

Item 5. Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The following table sets forth the aggregate number and percentage of Common Stock of Pemco beneficially owned by each Reporting Person. The percentages of Common Stock were calculated based on the 3,786,599 shares reported to be outstanding on October 31, 2002 in Pemco's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Except as noted below, each Reporting Person has sole voting and dispositive power with respect to the shares indicated.

Stockholder	Number of Shares Beneficially Owned	Percentage
David L. Babson & Company Inc.	1,000,000(1)	26.1%
Massachusetts Mutual Life Insurance Company	1,000,000(1)	26.1%
MassMutual High Yield Partners II, LLC	150,000	3.9%
Tower Square Capital Partners, L.P.	92,900	2.5%
TSCP Selective, L.P.	3,652.09%

____________________

(1) Includes shares reported herein as owned by MassMutual High Yield, Tower Square and TSCP as to which Babson, MassMutual Life, MassMutual High Yield, Tower Square, and TSCP share voting and dispositive power, and as to which Babson and MassMutual Life disclaim beneficial ownership. MassMutual Life claims beneficial ownership of 753,448 shares, as to which Babson also disclaims beneficial ownership. MassMutual Life provides investment advice to MassMutual High Yield, and Babson provides investment advice to MassMutual Life, Tower Square and TSCP pursuant to advisory agreements with those entities and to MassMutual High Yield, pursuant to authority delegated by MassMutual Life.

(c)Except as described herein, since the filing of the Schedule 13D with the SEC, none of the Reporting Persons has effected any transaction in the Common Stock.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information in Item 6 is hereby amended and restated as follows:

See Items 3 and 4 for a description of the 1999 Stock Purchase Agreement and the 2002 Stock Purchase Agreement. The 1999 Stock Purchase Agreement was attached as an exhibit to the Schedule 13D filed on September 17, 1999. The 2002 Stock Purchase Agreement is attached as an exhibit to this Amendment.

Item 7. Material to be filed as Exhibits.

The information in Item 7 is hereby amended and restated as follows:

Exhibit A Joint Filing Agreement (replacing the Joint Filing Agreement attached as an exhibit to Schedule 13D).

Exhibit B Stock Purchase Agreement by and among Matthew L. Gold, Massachusetts Mutual Life Insurance Company, Tower Square Capital Partners, L.P., and TSCP Selective, L.P. dated November 6, 2002

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2002

DAVID L. BABSON & COMPANY INC.

By: /s/ Michael L. Klofas

Name: Michael L. Klofas

Title: Managing Director

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By David L. Babson & Company Inc. as Investment Adviser

By: /s/ Michael L. Klofas

Name: Michael L. Klofas

Title: Managing Director

MASSMUTUAL HIGH YIELD PARTNERS II, LLC

By: HYP MANAGEMENT INC., as Managing Member

By: /s/ Michael L. Klofas

Name: Michael L. Klofas

Title: Vice President

TOWER SQUARE CAPITAL PARTNERS, L.P.

By: David L. Babson & Company Inc. as Investment Manager

By: /s/ Michael L. Klofas

Name: Michael L. Klofas

Title: Managing Director

TSCP SELECTIVE, L.P.

By: David L. Babson & Company Inc. as Investment Manager

By: /s/ Michael L. Klofas

Name: Michael L. Klofas

Title: Managing Director

Exhibit Index

Exhibit A Joint Filing Agreement (replacing the Joint Filing Agreement attached as an exhibit to Schedule 13D).

Exhibit B Stock Purchase Agreement by and among Matthew L. Gold, Massachusetts Mutual Life Insurance Company, Tower Square Capital Partners, L.P., and TSCP Selective, L.P. dated November 6, 2002